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                             November 30, 2022

       David Rosenthal
       Partner
       Dechert LLP
       3 Bryant Park
       1095 Avenue of the Americas
       New York, NY 10036-6797

                                                        Re: Diffusion
Pharmaceuticals Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed November 28,
2022
                                                            File No. 001-37942

       Dear David Rosenthal:

              We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your proxy statement.

       Preliminary Proxy Statement on Schedule 14A

       Proxy Card, page 40

   1. We note that you have added a "FOR ALL" option on the form of proxy card for the
                                                        Company's nominees.
Rule 14a-19(f) permits a "FOR ALL" option for a group of
                                                        nominees provided there
is a similar means for the security holder to withhold authority to vote for such group of
nominees. Accordingly, please revise to include a "WITHHOLD
                                                        ALL" option for the
Company's nominees.
   2. Please revise to label the "FOR ALL" and the "WITHHOLD ALL" options as relating to the Company's nominees.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Rosenthal
Dechert LLP
November 30, 2022
Page 2

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameDavid Rosenthal                         Sincerely,
Comapany NameDechert LLP
                                                          Division of
Corporation Finance
November 30, 2022 Page 2                                  Office of Mergers &
Acquisitions
FirstName LastName